Exhibit 99.1

FEMSA Shareholders´ Meeting Resolutions

Monterrey, Mexico, April 8, 2022 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) held its Annual Shareholders’ Meeting today (the “Shareholders’ Meeting”), during which the shareholders approved the consolidated financial statements for the year ended December 31, 2021, the 2021 CEO’s annual report and the opinion of the Board of Directors for the fiscal year 2021.

The Shareholders’ Meeting declared and approved the payment of a cash dividend of Ps. 0.7085 per each Series "D" share and Ps. 0.5660 per each Series "B" share, which amounts to Ps. 3.4000 per "BD" Unit (BMV: FEMSAUBD) or Ps. 34.0000 per ADS (NYSE: FMX), and Ps. 2.8300 per "B" Unit (BMV: FEMSAUB), to be paid in two equal installments, payable on May 5, 2022 and November 7, 2022.

The Shareholders’ Meeting also elected the members of the board of directors and the members of each of the Audit Committee, the Corporate Practices and Nomination Committee and the Operations and Strategy Committee of the Board for 2022. The list of the elected directors can be found in the following link: https://femsa.gcs-web.com/corporate-governance/responsible-corporate-governance

The shareholders’ meeting also approved Ps. 17,000 million as the maximum amount that could be used for the Company’s share repurchase program during 2022, and up until the next Annual Shareholders’ Meeting is held, the same amount as that approved during 2021 for this purpose.

For additional information, please refer to the Summary of Resolutions in the Shareholders Meeting section of our website at: https://femsa.gcs-web.com/shareholder-meeting-information

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, and OXXO Gas, a chain of retail service stations; through a Health Division, which includes drugstores and related activities; and through FEMSA’s Digital Division, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

April 8, 2022	1